                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ______________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Amendment No. 2


                          InnSuites Hospitality Trust
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Shares of Beneficial Interest
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                        (Title of Class of Securities)


                                  756125 10 0
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                                (CUSIP Number)


  James F. Wirth, 1625 E. Northern Avenue, Suite 201, Phoenix, Arizona 85020
                                (602) 944-1500
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

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----------------------                                     ---------------------
CUSIP No. 756125 10 0                   13D                  Page 2 of 5 Pages
----------------------                                     ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James F. Wirth
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF, PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5     ITEM 2(d) or 2(e)
                                                                           [_]
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      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF            100,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          588,883
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             100,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          588,883
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      688,883
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------
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                                 SCHEDULE 13D

Item 1.   Security and Issuer.

     (a)  Shares of Beneficial Interest (hereafter "Shares")
     (b)  InnSuites Hospitality Trust (hereafter "IHT")
          1625 E. Northern Avenue
          Suite 201
          Phoenix, Arizona 85020

Item 2.   Identity and Background.

     (a)  James F. Wirth
     (b)  1625 E. Northern Avenue, Suite 201, Phoenix, Arizona 85020
     (c)  Chairman, President and Chief Executive Officer of IHT
     (d)  No
     (e)  No
     (f)  United States of America

Item 3.   Source and Amount of Funds or Other Consideration.

     Mr. and Mrs. Wirth received 647,231 Shares on February 2, 1998 in exchange for all of the issued and outstanding capital stock of Buenaventura Properties, Inc., a privately held company wholly-owned by Mr. and Mrs. Wirth. Mr. and Mrs. Wirth received 32,352 Shares on August 10, 1998 as a distribution in respect of certain partnership interests owned by them. Mr. and Mrs. Wirth acquired a total of 109,300 Shares in open market purchases between December 18, 1998 and January 31, 2000 at prices ranging from $2.125 to $3.75 per share.

Item 4.   Purpose of Transaction.

     Mr. Wirth acquired the Shares for investment purposes.

Item 5.   Interest in Securities of the Issuer.

     (a) Mr. Wirth beneficially owns 688,883 Shares, representing approximately 26.9% of the outstanding Shares. Mr Wirth owns 588,883 of those Shares jointly with his wife, Gail J. Wirth. Mr. Wirth disclaims beneficial ownership of 100,000 Shares held by Mrs. Wirth and

          45,680 Shares held by his children and this Schedule 13D should not be deemed an admission that Mr. Wirth is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or any other purpose.

     (b) Mr. Wirth has sole voting and dispositive power with respect to 100,000 Shares and shared voting and dispositive power with respect to 588,883 Shares. Mr. Wirth shares voting and dispositive power with his wife, Gail J. Wirth. Mrs. Wirth is an officer and/or director of several privately-held companies controlled by her and Mr. Wirth.
          Mrs. Wirth's business address is 1625 E. Northern Avenue, Suite 201, Phoenix, Arizona 85020. Mrs. Wirth has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Wirth is a citizen of the United States of America.

     (c) Mr. and Mrs. Wirth acquired a total of 28,800 Shares in open market purchases between December 1, 1999 and January 31, 2000 at prices ranging from $2.125 to $2.4375 per share.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not Applicable.

Item 7.   Material to Be Filed as Exhibits.

     None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000

                                             /s/ James F. Wirth
                                             ___________________________________
                                             James F. Wirth